Supplemental Material for Financial Results for FY2016 First Quarter (Consolidated)

< U.S. GAAP >

	FY2015										FY2016		FY2016
	1Q (2014/4-6)		2Q (2014/7-9)		3Q (2014/10-12)		4Q (2015/1-3)		12 months (’14/4-’15/3)		1Q (2015/4-6)		Forecast 12 months (’15/4-’16/3)
Vehicle Production (thousands of units)	2,239		2,209		2,196		2,286		8,930		2,093		—
(Japan) – including Daihatsu & Hino	1,016		1,031		994		1,084		4,125		941		—
[Daihatsu & Hino]	[232	]	[216	]	[230	]	[261	]	[939	]	[193	]	—
(Overseas) – including Daihatsu & Hino	1,223		1,178		1,202		1,202		4,805		1,152		—
[Daihatsu & Hino]	[81	]	[83	]	[77	]	[79	]	[320	]	[80	]	—
North America	504		467		486		476		1,933		527		—
Europe	127		125		150		154		556		135		—
Asia	474		454		439		462		1,829		372		—
Central and South America	67		71		69		59		267		65		—
Oceania	20		27		25		17		88		24		—
Africa	31		34		33		34		132		29		—
Vehicle Sales (thousands of units)	2,241		2,235		2,263		2,233		8,972		2,114		8,950
[First Half 6 months]									[4,477	]			[4,410	]
(Japan) – including Daihatsu & Hino	506		524		498		626		2,154		470		2,170
[Daihatsu & Hino]	[155	]	[150	]	[165	]	[220	]	[690	]	[129	]	[670	]
(Overseas) – including Daihatsu & Hino	1,735		1,711		1,765		1,607		6,818		1,644		6,780
[Daihatsu & Hino]	[72	]	[82	]	[75	]	[76	]	[304	]	[76	]	[310	]
North America	710		685		712		607		2,715		729		2,850
Europe	207		207		220		225		859		206		840
Asia	385		369		374		361		1,489		328		1,420
Central and South America	106		110		106		101		422		98		400
Oceania	58		63		67		61		250		62		250
Africa	61		63		62		60		245		52		230
Middle East	206		213		222		190		830		167		790
Other	2		1		2		2		8		2		—
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,513		2,519		2,615		2,520		10,168		2,502		10,150
Housing Sales (units)	898		1,285		1,210		2,542		5,935		891		6,000

Supplemental 1

Supplemental Material for Financial Results for FY2016 First Quarter (Consolidated)

< U.S. GAAP >

	FY2015					FY2016		FY2016
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)		Forecast 12 months (’15/4-’16/3)
Foreign Exchange Rates
Yen to US Dollar Rate	102	104	114	119	110	121		as premise: 117
Yen to Euro Rate	140	138	143	134	139	134		as premise: 127
Market Share (Japan)
Toyota(excluding Mini-Vehicles) (%)	47.5	45.9	46.7	44.6	46.0	47.9		approximately: 46.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.2	41.1	42.9	41.2	41.8	43.3		—
Number of Employees	342,872	343,511	343,716	344,109	344,109	349,131	(Note 1)	—
Net Revenues (billions of yen)	6,390.6	6,554.9	7,170.0	7,118.9	27,234.5	6,987.6		27,800.0
Geographic Information
Japan	3,296.5	3,554.2	3,655.8	3,897.1	14,403.8	3,501.9		—
North America	2,259.1	2,240.6	2,655.0	2,522.8	9,677.5	2,840.4		—
Europe	650.6	715.2	771.3	711.0	2,848.2	644.0		—
Asia	1,197.4	1,185.1	1,318.3	1,280.2	4,981.2	1,142.9		—
Other	591.9	614.0	684.2	558.9	2,449.2	596.2		—
Elimination	-1,605.0	-1,754.4	-1,914.8	-1,851.4	-7,125.7	-1,738.0		—
Business Segment
Automotive	5,914.6	6,032.5	6,609.6	6,505.1	25,062.1	6,411.3		—
Financial Services	377.4	399.9	437.7	446.0	1,661.1	470.3		—
All Other	258.3	296.9	301.0	399.4	1,255.7	256.9		—
Elimination	-159.7	-174.5	-178.4	-231.7	-744.5	-150.9		—
Operating Income (billions of yen)	692.7	659.2	762.8	635.7	2,750.5	756.0		2,800.0
(Operating Income Ratio) (%)	(10.8)	(10.1)	(10.6)	(8.9)	(10.1)	(10.8)		(10.1)
Geographic Information
Japan	365.9	352.8	424.8	427.8	1,571.4	475.8		—
North America	165.5	147.1	183.7	88.0	584.5	126.8		—
Europe	10.8	22.3	33.2	14.6	81.1	7.8		—
Asia	110.3	102.5	107.6	101.1	421.7	100.0		—
Other	34.0	43.9	29.3	4.2	111.5	38.0		—
Elimination	5.9	-9.4	-15.9	-0.2	-19.8	7.3		—
Business Segment
Automotive	586.7	553.5	651.3	533.7	2,325.3	677.5		—
Financial Services	98.2	86.3	100.5	76.7	361.8	70.1		—
All Other	10.7	17.6	14.8	22.4	65.6	12.2		—
Elimination	-3.0	1.7	-3.7	2.8	-2.2	-4.0		—
Income before Income Taxes (billions of yen)	771.8	737.3	846.4	537.1	2,892.8	845.2		2,980.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.2)	(11.8)	(7.5)	(10.6)	(12.1)		(10.7)
Equity in Earnings of Affiliated Companies (billions of yen)	105.3	60.5	85.1	57.5	308.5	100.9		330.0
Net Income (billions of yen)	587.7	539.0	600.0	446.4	2,173.3	646.3		2,250.0	(Note 2)
(Net Income Ratio) (%)	(9.2)	(8.2)	(8.4)	(6.3)	(8.0)	(9.3)		(8.1)
Shareholder Return
Cash Dividends (billions of yen)	—	237.9	—	393.3	631.3	—	(Note 3)	—
Cash Dividends per Share (yen)	—	75	—	125	200	—		—
Payout Ratio (%)	—	21.1	—	37.6	29.0	—		—
Value of Shares Repurchased (billions of yen)	—	169.6	190.3	—	359.9	—		—
Number of Shares Canceled (thousands)	30,000	—	—	—	30,000	—		—
Number of Outstanding Shares (thousands)	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997		—

Supplemental 2

Supplemental Material for Financial Results for FY2016 First Quarter (Consolidated)

< U.S. GAAP >

	FY2015					FY2016		FY2016
	1Q (2014/4-6)	2Q (2014/7-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)		Forecast 12 months (’15/4-’16/3)
R&D Expenses (billions of yen)	245.1	244.3	253.0	262.0	1,004.5	265.7		1,050.0
Depreciation Expenses (billions of yen)	183.2	193.0	209.1	220.8	806.2	200.3		880.0	(Note 4)
Geographic Information
Japan	92.8	101.7	112.3	127.3	434.2	99.5		450.0
North America	41.1	39.4	42.1	44.5	167.3	49.2		200.0
Europe	15.2	15.4	14.0	10.2	54.9	12.5		50.0
Asia	26.7	27.3	31.9	30.5	116.6	30.1		140.0
Other	7.2	9.0	8.5	8.2	33.0	8.9		40.0
Capital Expenditures (billions of yen)	208.2	231.9	265.8	471.3	1,177.4	300.1		1,210.0	(Note 4)
Geographic Information
Japan	97.8	119.3	119.8	238.9	575.9	109.1		580.0
North America	43.6	41.4	48.7	96.0	229.8	57.4		260.0
Europe	11.5	11.2	23.9	20.8	67.6	10.5		60.0
Asia	40.5	42.6	41.7	67.8	192.8	90.6		210.0
Other	14.6	17.1	31.5	47.7	111.1	32.4		100.0
Total Liquid Assets (billions of yen)	7,571.1	7,865.9	8,154.9	8,508.2	8,508.2	8,794.4	(Note5)	—
Total Assets (billions of yen)	41,455.7	43,784.0	46,722.2	47,729.8	47,729.8	48,821.4		—
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	14,714.0	15,469.5	16,316.0	16,788.1	16,788.1	17,205.0		—
Return on Equity (%)	16.1	14.3	15.1	10.8	13.9	15.2	(Note2)	—
Return on Asset (%)	5.7	5.1	5.3	3.8	4.9	5.4	(Note2)	—
Number of Consolidated Subsidiaries (including Variable Interest Entities)	—	—	—	—	541	—		—
No. of Affil. Accounted for Under the Equity Method	—	—	—	—	54	—		—

Analysis of Consolidated Net Income for FY2016(Note 2) (billions of yen, approximately)	1Q (2015/4-6)
Effects of Marketing Activities	-30.0
Effects of Changes in Exchange Rates	145.0
Cost Reduction Efforts	60.0
From Engineering	50.0
From Manufacturing and Logistics	10.0
Increases in Expenses, etc.	-95.0
Other	-16.8
(Changes in Operating Income)	63.2
Non-operating Income	10.1
Equity in Earnings of Affiliated Companies	-4.4
Income Taxes, Net Income Attributable to Noncontrolling Interests	-10.3
(Changes in Net Income)(Note 2)	58.6

Supplemental 3